HAPPY
TAX SERVICE
Smile, It's Time to File!

Get Happy.
OWN A HAPPY TAX FRANCHISE.

Tax preparation for the 21st century.

We reject the notion that tax preparation needs to be a frustrating process. Nor does it have to be complicated or overly costly.

Happy Tax has created a patent-pending process that's quick, convenient, and actually enjoyable – for everyone involved.

How it works:

- Franchisees meet with clients when and where it's convenient, often the client's home, workplace or a coffee shop.

- Franchisees collect clients' tax information using our simple, proprietary app on their tablet. The information is securely sent to our Happy Tax CPAs who prepare the actual tax return.

- In as fast as 30-60 minutes, the return is ready for the client's signature, then immediately filed with the IRS.

Happy clients. Even happier franchisees.



How does the Happy Tax franchise compare?

Our Services are Certified

All Happy Tax returns are reviewed and signed by a Certified Public Accountant (CPA) unlike much of the retail tax industry that uses preparers with as little as five days training. You AND your clients will receive a higher level of service.

All of Happy Tax's returns are guaranteed to be accurate. And in the unlikely event a client is audited, our special audit team will help the client through that process from start to finish, free of charge. Peace of mind, guaranteed and included.

This makes Happy Tax the preferable way for our franchisees to earn extra income without having to prepare any of the taxes themselves.

	Happy Tax	Happy Tax Retail	H&R Block	Jackson Hewitt	Liberty Tax
Patent Pending Process & Technology	✔	✔	✖	✖	✖
Need to sign a lease	✖	✔	✔	✔	✔
Need to hire employees	✖	✔	✔	✔	✔
Need to know taxes	✖	✖	✔	✔	✔
Fresh, Exciting Brand	✔	✔	✖	✖	✖
New Business Model	✔	✔	✖	✖	✖
Old Business Model	✖	✖	✔	✔	✔
CPA Prepared Returns (being done for you)	✔	✔	✖	✖	✖
Processing of Returns Handled by You	✖	✖	✔	✔	✔



What Makes Happy Tax Different

- You have the potential to **earn supplemental income** while keeping your day job and its stability.

- We will help you market using our **time-tested and proven techniques**. Our training programs will teach you everything you need to know about marketing your business and retaining customers.

- Your office is everywhere, and **a tablet is the only equipment required**.

- You will **make your own hours** and work at your own pace.

- Unique, inspired brand positioning **that can't be found anywhere else.**

- It's a **low-risk and high-reward opportunity.**

- Only 1,000 franchises will be awarded for next tax season ... **and one of them could be yours!**

- Get the stability of a national brand and **support from industry experts.**



We're always here to give you training, support and industry expertise.

One of the best things about becoming a Happy Tax franchisee is the built-in support system. Training, tax expertise, and troubleshooting are all part of the package.

Exciting Brand & Marketing

You'll be part of a completely original brand to represent yourself along with learning marketing best practices for your area and online.

Patent-pending Business Process

We have created a simplified and innovative process based on 18 years of tax industry expertise and 35 years of entrepreneurial experience.

Intranet with Online Training

Our online training system is completely geared toward making you a customer magnet. We leave the tax law studies to our professional CPAs.

Real-time Support

Our experienced team of CPAs is always on hand to answer tax questions from your clients during consultations. Your clients can start a live web cam interaction with our support team at any time during normal business hours (always extended during tax season).



Kermit Uregar, COO

Are you a happy people person?

The tax preparation industry has always been hard-pressed to find the right combination of talented, highly qualified tax law specialists and customer-service oriented "people persons." At Happy Tax, we've eliminated the need to find individuals who can do both.

We've already hired the tax experts; now we need energetic people with an entrepreneurial spirit and a willingness to change their world.

What We Need From You

Our franchisees come from a variety of backgrounds, but they all have one thing in common: *the desire to improve their lives and challenge the status quo.*

If you have a positive outlook and enjoy interacting with your peers and making new connections within your community, you would be an ideal Happy Tax franchisee. If you haven't done this before but have a willingness to learn, we can teach you how to make it happen.

Prospective customers are everywhere and you have the unlimited ability to grow your client base as large as you wish. **In fact, nearly 150 million tax returns are filed each year - with 62% of those filings to paid professionals - and all are your prospective customers.**

In short, you find your customers by using our brand, marketing, tools, training and support and then provide an amazing customer experience...we'll handle the rest.



Who is a good fit?

Many of our franchisees were able to relate to the following statements:

- I like what I do but don't make enough money. I need additional income.

- I don't like what I'm doing and I want to make a career change.

- I've always wanted to be an entrepreneur.

- I've always had an interest in taxes and accounting.

- I'm very much about helping people.

- I have a related business or following with potential clients who I can service (insurance, real estate, mortgage, investments, service professionals)

Do you need previous business ownership experience? *No.* Do you need to know how to prepare taxes? *No.* Do you need a willingness to learn all that Happy Tax can teach you? *Yes!* Rest assured that we can handle the rest.



Let the countdown to *happy* begin.

When you're ready to take the next step, we'll be happy to help.

STEP 1   **Attend one of our Tax Franchise Webinars**

STEP 2   **One-on-One Conference Call**

STEP 3   **Online Franchise Application**

STEP 4   **One-on-One Call with CEO**

STEP 5   **Franchise Agreement & Payment**

Be the best you can be. Learn from us.
Grow your business. Enjoy life.



Hear it from Happy Tax's CEO

If you're questioning whether or not you "have what it takes," consider this. In the late 90s and early 2000s, our CEO, Mario Costanz, worked for the New York City Department of Sanitation.

He began doing people's taxes on the side to earn extra money. The harder he worked the more money he made. Once he built up his clientele, he made the leap and opened his own office. After a few years of going at it alone, he purchased a tax preparation franchise. And then he purchased another, and another…until he became an area developer, coaching and helping other people fulfill their own dreams of business ownership. Over time, he had ownership in 99 tax offices across the country, which were sold prior to the founding of Happy Tax.

And today, with Happy Tax, Mario is still helping people just like you realize their own entrepreneurial dreams. The path that he took started *right* where you are now.

If you think you might not have what it takes, think again.
YOU CAN DO IT.



Mario Costanz, CEO



Why wait to get Happy?

There has never been a better time to make lasting changes and become an entrepreneur.

(844) 426-1040 or

sales@happytax.com